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                                                                  Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
WorldPages.com, Inc.:

We consent to the use of our report included herein. The audits referred to in our report dated February 7, 2001, included the related financial statement schedule as of December 31, 2000, and for each of the years in the three-year period ended December 31, 2000, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

KPMG LLP


St. Louis, Missouri
April 2, 2001